UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

April 2014 Up 11.3% Year over Year

Mexico City, May 6, 2014 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for April 2014 increased by 11.3% when compared to April 2013.

This announcement reflects comparisons between April 1 through April 30, 2014 and 2013. During 2013, Holy Week fell in March while in 2014 it fell in April. Transit and general aviation passengers are excluded.

Domestic
Airport	April 2013	April 2014	% Change
Cancún	377,926	447,259	18.3
Cozumel	6,659	7,437	11.7
Huatulco	30,339	35,355	16.5
Mérida	93,570	108,542	16.0
Minatitlán	12,004	18,092	50.7
Oaxaca	34,584	36,007	4.1
Tapachula	11,437	12,262	7.2
Veracruz	75,451	86,256	14.3
Villahermosa	78,320	83,589	6.7
Total Domestic	720,290	834,799	15.9

International
Airport	April 2013	April 2014	% Change
Cancún	990,958	1,068,184	7.8
Cozumel	34,851	39,982	14.7
Huatulco	8,829	9,462	7.2
Mérida	9,020	10,003	10.9
Minatitlán	681	665	(2.3)
Oaxaca	4,299	4,704	9.4
Tapachula	714	1,100	54.1
Veracruz	7,199	7,275	1.1
Villahermosa	4,142	5,432	31.1
Total International	1,060,693	1,146,807	8.1

ASUR Page 1 of 2

Total
Airport	April 2013	April 2014	% Change
Cancún	1,368,884	1,515,443	10.7
Cozumel	41,510	47,419	14.2
Huatulco	39,168	44,817	14.4
Mérida	102,590	118,545	15.6
Minatitlán	12,685	18,757	47.9
Oaxaca	38,883	40,711	4.7
Tapachula	12,151	13,362	10.0
Veracruz	82,650	93,531	13.2
Villahermosa	82,462	89,021	8.0
ASUR Total	1,780,983	1,981,606	11.3

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: May 6, 2014